Exhibit (a)(1)(K)

Form of Email to Eligible Employees with Eligible

Options Regarding the Final Exchange Offer Webinar

From:	Sarah Sardella
Subject:	Reminder! Stock Option Exchange Program Webinar TODAY
To:	All Eligible Employees with Eligible Options
Date:	October 25, 2022

As you know, TCR2 Therapeutics Inc. is offering you the opportunity to exchange your outstanding underwater stock options for restricted stock unit awards. This offer expires at 11:59 p.m., Eastern Time, on November 16, 2022.

This is just a reminder that we will be hosting the final live information session about the Exchange Offer today and we encourage you to attend. A recording of the first webinar is available here [link].

Education Session:

TODAY! October 25th at 2 pm ET—[link]

Please carefully review all of the Offer Documents before making any decisions regarding this Exchange Offer. The materials include:

•  Offer to Exchange Eligible Options for New Restricted Stock Units document [link]

•  Your TCR[2] Option Exchange Program Brochure [link]

•  Educational Videos:

•  TCR[2] Therapeutics’ Option Exchange Program Overview

•  Option Exchange Example

•  The Tender Offering

•  Webinar recording [link]

This communication does not constitute an offer to holders of TCR2 Therapeutics Inc.’s outstanding stock options to exchange those options. Persons who are eligible to participate should read the Tender Offer Statement on Schedule TO and other related materials because they contain important information about the program and the related tender offer. These documents may be accessed on the “Resources” section of Namely, our TCR2 website at https://investors.tcr2.com/sec-filings, or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Exchange Offer documents.